

June 8, 2007

Mr. William E. McKechnie
Chief Executive and Financial Officer
Xtra-Gold Resources Corp.
c/o Nevada Corporate Services
1800 E. Sahara, Suite 107
Las Vegas NV 89104

> **Re:** **Xtra-Gold Resources Corp.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed April 25, 2007**
> **File No. 333-139037**

Dear Mr. McKechnie:

We have reviewed your filing and response letter dated April 25, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Registration Statement on Form SB-2

General

1. Please continue to monitor the need to update your financial statements.

2. Please file updated consents from your independent registered public accountant.

Significant Accounting Policies

Mineral Properties and Exploration and Development Costs

3.   We note your response to comment six of our letter dated April 12, 2007. Please modify your disclosure to state if true, that the estimated proven and probable reserves used in your depletion calculations exclude non-recoverable reserves and anticipated processing losses.

Note 4. Acquisitions

4.   We note your response to comment eight of our letter dated April 12, 2007. We further note your revised disclosure on page 22 which indicates that the valuation of the mineral property was based on the estimated placer gold reserves of 216,800 ounces. In connection with your valuation of XG Mining, please:

- tell us the range in which your common stock traded at the time of your acquisition of XG Mining;

- tell us any other relevant factors of the negotiations with the prior owners of XG Mining, including the major terms of competing offers; and,

- tell us your share price as of the date the transaction was consummated.

Engineering Comments

General

5.   We note your response of April 25, 2007 to our comment nine and reissue our original comments. The information you have provided to date is not sufficient to demonstrate proven or probable ore reserves.

Ore reserves are that portion of a mineral deposit that can be legally mined and processed economically. Please note that it is the staff's position that ore reserves for a mineral property cannot be designated unless:

- Competent professionals perform detailed studies and an engineering analysis resulting in a "final" or "bankable" feasibility study defining the legal status, geologic environment, technical feasibility, and economic viability.

- The study demonstrates that a mineral deposit can be mined profitably at a commercial rate, employing the historic three-year average price for the economic analysis.

- • The company has demonstrated that the mineral property will receive all necessary permits and authorizations, and the primary environmental documents have been filed with the appropriate governmental authorities.

Professionally prepared "final" or "bankable" feasibility studies have a clearly stated level of accuracy as of a particular date. This is to allow for subsequent minor adjustments later by factoring the cost components, keeping the revised study within the stated level of accuracy. This adjustment process cannot continue indefinitely and generally a new, comprehensive, and complete "bankable" feasibility study is required within 3 years of the original study to be valid.

We note that John Rae prepared a supplemental report evaluating the company properties, reviewing the status of the geologic resources and prepared estimates of possible project operating and capital cost requirements. He prepared resource estimates for the mining leases reviewed, dug test pits to verify mineral grade, continuity and test the geologic interpretation. He also reviewed the resource estimate for the Apapam area prospecting permit, which was appended to the updated resource estimate. Mr. Rae also classified the resources as "indicated" from which only a probable reserve may be derived, provided the project economics are favorable. It appears that in this instance the cost estimates were more appropriate for a scoping study, which has an implied accuracy of plus or minus 40% and cannot be used to update a "bankable" feasibility study.

We also noted that the cash flow analysis you provided utilized a higher gold price than the historic three year average and the gold feed grade was 60 percent higher than the resource estimate. No documentation has been provided to substantiate this upward revision in grade.

6.   We note your response of April 25, 2007 to our comment eleven and reissue our original comments. The information you have provided to date is not sufficient to demonstrate proven or probable ore reserves and as such it appears that your company is in the exploration stage. Please revise the disclosure in your filings to clearly state the stage of your operations and remove all references to proven and probable reserves.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding the engineering comments. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Cannarella
        J. Davis
        J. Wynn
        G. Schuler

        <u>via facsimile</u>
        Roxanne K. Beilly
        Schneider Weinberger & Beilly LLP
        (561) 362-9612